1400 Toastmaster Drive, Elgin, Illinois 60120 • (847) 741-3300 • Fax (847) 741-1689

                                                              January 24, 2013

Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	The Middleby Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2012
File No. 1-9973

Dear Mr. O’Brien:

Please find below the responses from The Middleby Corporation (the “Company”) to your letter dated December 27, 2012 (the “Comment Letter”).  For reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold text.  The Company’s responses are presented below each comment under the heading “Response.”

Form 10-K for Fiscal Year Ended December 31, 2011  General

1.
Refer to comment two in our letter dated June 28, 2010. We note that the fifth amended and restated credit agreement was filed as Exhibit 10.1 to the Form 8-K filed with the Commission on August 9, 2012. Please advise whether the content of the schedules to the credit agreement has been intentionally omitted. As noted in our prior comment two, you must file a complete version of your credit agreement, including all of its schedules.

Response:

The Company confirms that it filed a complete version of its credit agreement as Exhibit 10.1 to its Form 8-K that was filed with the Commission on August 9, 2012.  For certain schedules to the credit agreement (such as Schedules 9.6 and 9.7), the Company did not schedule any exceptions to the underlying representations in the credit agreement.  Accordingly, such schedules have a reference to “None” or “N/A”.

Signatures, page 80

2.	In future filings, please have the annual report also signed by the principal accounting officer or controller Refer to General Instruction D(2)(a) of Form 10-K.

Response:

The Form 10-K was signed by Timothy J. FitzGerald in his capacity as the Company’s principal financial officer and principal accounting officer.  In future filings, Mr. FitzGerald’s title that appears opposite his signature will be revised to further clarify that he is signing the report in each such capacity.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, 11

Annual Performance-Based Incentive Programs, page 16

Value Creation Incentive Plan, page 16

3.	Please tell us, and in future filings disclose, how the compensation committee determined the amount of target and maximum payouts with respect to each named executive officer.

Response:

As noted in the Company’s 2012 proxy, the compensation committee had retained an independent advisor, Grant Thornton, to inform its decisionmaking process for setting board and executive compensation.  In determining the amount of target and maximum payouts under the Value Creation Incentive Plan, the compensation consultants were asked to evaluate the proper incentive criteria and performance targets.  Grant Thornton analyzed the Company’s historical performance in order to determine measures which would appropriately drive shareholder value creation, for example, in the creation of increased market capitalization.  As a result of this analysis, the compensation committee selected EBITDA and earnings per share (EPS) as the appropriate metrics for performance measurement.

In setting the performance levels required to earn awards, the compensation committee, with the advice of its compensation consultants, also studied shareholder expectations of Company growth, while at the same time considering current economic and industry conditions as well as effectiveness in incentivizing management (among other factors, the compensation committee considered the fact that management members each hold a significant number of Company shares, which aligns their objectives with those of non-management shareholders in attaining a long-term Company share price growth).   The compensation committee specifically considered

the impact of acquisitions on the targets, and determined that given the historic creation of shareholder value associated with acquisitions and the level of management effort required in completing successful acquisitions, it would be appropriate to include the results of acquisitions in performance measurement.  Ultimately, the compensation committee agreed on targets which it viewed to be aggressive in pushing Company growth and shareholder value creation (for example, the minimum required growth for both EBITDA and EPS targets were 10% per annum, a figure which significantly exceeded expected industry growth rates at the time), while at the same time being realistically achievable and thereby retaining the desired effect of incentivizing management performance towards these goals.  The maximum levels set for each officer were determined by the compensation committee to be at the high end of aggressive but attainable goals.  The compensation committee in its overall assessment concluded the Value Creation Incentive Plan achieved the objective and proper balance of retaining and motivating the key employees who drive the Company’s organic and acquisition growth with performance targets and criteria that are aligned with the creation of shareholder value.

In setting the levels of compensation to be provided if threshold, target or maximum levels of the dual performance metrics were achieved, the compensation committee chose levels that it thought were appropriate when compared to the relevant level of shareholder value attained by virtue of such achievement, and considered data provided by, and discussed market appropriateness with, its compensation consultants.  The Company respectfully notes that the 2012 Proxy provided on page 17 a table detailing for each officer the target and maximum payouts, the required target and maximum levels of EBITDA and EPS that would be required to earn such payouts and the actual performance achieved with the related payouts under the Value Creation Incentive Plan.

In future filings, the Company will disclose how the compensation committee determined the amount of target and maximum payouts with respect to each named executive officer.

Summary Compensation Table, page 23

4.
In footnote (4) you disclose that “All Other Compensation” for Mr. Bassoul included $55,000 in director fees. Since Mr. Bassoul is the company’s CEO and an employee-director, please provide us with an understanding of the board’s policy with respect to these payments. To the extent applicable, please include relevant disclosure in your future filings.

Response:

Prior to 2012, the Company’s policy regarding director compensation did not distinguish between independent and employee directors.  In connection with a review of director compensation practices in 2012, the practice was identified as unusual in the market and the Company’s board of directors determined to change the policy prospectively after fiscal year 2012. Thus, no separate payment will be made to Mr. Bassoul in respect of his board service in 2013 and future years.  The Company will include the relevant disclosure in its future filings.

Director Compensation for Fiscal Year 2011, page 36

5.
Refer to footnote (4) to the director compensation table. Please explain to us, and in future filings expand your disclosure related to, the pension distribution payments to the non-employee directors, by discussing among other things, the material terms of any pension plan pursuant to which these distributions are being made.

Response:

The payment referred to in footnote 4 to the director compensation table does not represent an ongoing pension payment, but rather, a lump sum liquidation of Mr. Streeter’s vested pension benefit in connection with the termination of the director pension plan.  As noted in the Company’s 2012 proxy and prior filings with the Commission, in November 2006, participation in the plan was frozen with respect to new directors and directors with less than 10 years of service.  Then-participating directors with 10 or more years of service continued to vest in benefits under the director pension plan until attaining the plan’s retirement age of 70, at which point benefits became distributable.

The plan was terminated by the Company’s board of directors in December 2010 and the Company will not be making any future payments to its independent directors under any pension plan.  The Company will clarify in its 2013 proxy filing that the director pension plan is terminated and that the Company has no further obligations under the plan.

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Company Acknowledgement

The Company hereby acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had the opportunity to review these responses, please do not hesitate to contact the undersigned at (847) 429-7744.  Facsimile transmissions may be sent to the undersigned at (847) 429-7544.

Sincerely,

By:	/s/ Timothy FitzGerald
Name:	Timothy FitzGerald
Title:	Chief Financial Officer

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